MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

December 27, 2016

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The MainStay Funds (“Registrant”) (SEC File No. 333-214498) Response to Comments on Pre-Effective Amendment No. 1 the Registrant’s Information Statement/Prospectus on Form N-14 (the “Amendment”)

Dear Mr. Scott:

This letter responds to comments provided by telephone on December 23, 2016, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission on December 21, 2016 and relates to the reorganization of MainStay High Yield Opportunities Fund with and into MainStay High Yield Corporate Bond Fund. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Amendment, except as defined herein.

Comment 1: Revise the second sentence in the introductory paragraph to the expense Example to read as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem, or hold as indicated below, all of your shares at the end of those periods.

Response: As discussed, we will make the requested edit in a post-effective amendment to the Registrant’s Information Statement/Prospectus on Form N-14.

Comment 2: Revise each expense Example table to remove the parenthetical reference to October 31, 2016.

Response: As discussed, we will make the requested edit in a post-effective amendment to the Registrant’s Information Statement/Prospectus on Form N-14.

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant and NYLIFE Distributors LLC  (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Amendment be accelerated so that it will become effective immediately, or as soon as practicable thereafter.  The Registrant and the Distributor are aware of their obligations under the Act.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary

NYLIFE Distributors LLC

/s/ Brian Wickwire

Brian Wickwire

Chief Operating Officer